Form 4 [x] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)	U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940	OMB Approval

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response...0.5

1.	Name and Address of Reporting Person * Anthony J. Kirinicic c/o Kirlin Holding Corp. 6901 Jericho Turnpike Syosset, NY 11791	2.	Issuer Name and Ticker or Trading Symbol Kirlin Holding Corp. KILN	4.	Statement for (Month/Day/Year) April 1, 2003	6.	Relationship of Reporting Persons(s) to Issuer (Check All Applicable) [x] Director [x] Officer (give title below) [x] 10% Owner [x] Other (specify below)

		3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5.	If Amendment, Date of Original (Month/Day/Year)	7.	Individual or Joint/Group Filing (Select Applicable Line) [x] Form Filed by One Reporting Person [x] Form Filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date(Month/ Day/Year)	2a.	Deemed Execution Date, if any. (month/ Day/Year)	3.	Transaction Code(Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5.	Amount of Securities Beneficially Owned following Reported Tranaction(s) (Instr. 3 and 4)	6.	Ownership Form: Direct(D) or Indirect(I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock		-		-		-	-		-	-	-		2,946,000		D		-

	Common Stock		-		-		-	-		-	-	-		120,000		I		(1)

	Common Stock		-		-		-	-		-	-	-		773		I		by 401(k)

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Deriviative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date(Month/ Day/Year)	3a.	Deemed Execution Date, if any(Month/Day/ Year)	4.	Transaction Code(Instr. 8)		5.	Number of Derivative Securities Acquired(A) or Disposed of(D)(Instr. 3,4 and 5)		6.	Date Exercisable and Expiration Date(Month/Day/ Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transactions(s)(Instr. 4)	10.	Ownership Form of Derivative Security: Direct(D) or Indirect(I)(Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

									Code	V		(A)	(D)		Date Exerc- isable	Expir- ation Date		Title	Amount or Number of Shares

	Stock Option (right to buy)		$1.92		4/1/03		4/1/03		A	-		4,642	-		4/1/03	3/31/13		Common Stock	4,642		$1.92		4,642		D		-

/s/ Barry Shapiro on behalf of Anthony J. Kirincic ** Signature of Reporting Person	Date 4/3/2003

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

(1) Held in the individual retirement account of the reporting person's spouse.